Registration Statement No. 333-278331 Filed Pursuant to Rule 433

Deutsche Bank Aktiengesellschaft

Senior Debt Funding Notes, Series E

Fixed-to-Floating Rate Senior Debt Funding Notes due December 10, 2031

Final Term Sheet dated December 3, 2025

Relating to Preliminary Pricing Supplement No. E354 dated December 3, 2025

Issuer:	Deutsche Bank AG New York Branch
Issuer’s Long-term Senior Preferred Unsecured Rating:	A1 (Moody’s); A (S&P); A (Fitch)
Instrument:	Senior Debt Funding Notes (Senior preferred) The notes are intended to qualify as eligible liabilities for the minimum requirement for own funds and eligible liabilities of the Issuer.
Aggregate Principal Amount:	$1,000,000,000
Issue Price:	100.000%
Fees:	0.300%
Net Proceeds After Fees:	$997,000,000
Trade Date:	December 3, 2025
Settlement Date:	December 10, 2025 (T+5)
Reset Date:	December 10, 2030
Maturity Date:	December 10, 2031
Fixed Rate:	From, and including, the Settlement Date to, but excluding the Reset Date (the “Fixed Rate Period”), the notes will bear interest at 4.469% per annum, payable semi-annually in arrears on each Interest Payment Date.
Floating Rate:	From, and including, the Reset Date to, but excluding the Maturity Date (the “Floating Rate Period”), the notes will bear interest equal to Compounded SOFR plus the Spread, payable quarterly in arrears on each Interest Payment Date. In no case will the amount payable on any Interest Payment Date be less than zero.
Compounded SOFR:	A compounded average of daily SOFR determined for each quarterly Interest Period during the Floating Rate Period in accordance with the specific formula described under “Description of Notes—Interest Rates—Secured Overnight Financing Rate (SOFR)” in the Issuer’s Series E Prospectus Supplement dated April 26, 2024
Spread:	1.100%
Spread of Fixed Rate to Benchmark Treasury:	0.850%
Benchmark Treasury:	3.500% due November 30, 2030
Benchmark Treasury Price and Yield:	99-14 ¾ / 3.619%
Interest Periods:

With respect to the Fixed Rate Period, each period from, and including, an Interest Payment Date (or the Settlement Date in the case of the first Interest Period during the Fixed Rate Period) to, but excluding, the following Interest Payment Date (or the Reset Date in the case of the final Interest Period during the Fixed Rate Period).

With respect to the Floating Rate Period, each period from, and including, an Interest Payment Date (or the Reset Date in the case of the first Interest Period during the Floating Rate Period) to, but excluding, the following Interest Payment Date (or the Maturity Date in the case of the final Interest Period during the Floating

Rate Period).
Interest Payment Dates:

With respect to the Fixed Rate Period, June 10 and December 10 of each year, beginning on June 10, 2026 and ending on the Reset Date; provided that if any scheduled Interest Payment Date is not a Business Day, the interest will be paid on the first following day that is a Business Day. Notwithstanding the foregoing, such interest will be paid with the full force and effect as if made on such scheduled Interest Payment Date, and no adjustment will be made to the amount of interest to be paid.

With respect to the Floating Rate Period, March 10, June 10, September 10 and December 10 of each year, beginning on March 10, 2031 and ending on the Maturity Date; provided that if any scheduled Interest Payment Date (other than the Maturity Date) is not a Business Day, it will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day.

If the scheduled final Interest Payment Date (i.e., the Maturity Date) falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, but interest on that payment will not accrue from and after the scheduled final Interest Payment Date.

Observation Period:	In respect of each Interest Period during the Floating Rate Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.
Day Count Convention:	During the Fixed Rate Period, 30/360 During the Floating Rate Period, Actual/360
Business Day Convention:	During the Fixed Rate Period, unadjusted, following During the Floating Rate Period, adjusted, modified following
Early Redemption:	The Issuer has the right to redeem the notes, in its sole discretion, in whole, but not in part, at 100% of the principal amount together with any accrued but unpaid interest on the Reset Date by giving not less than 5 Business Days’ prior notice, subject to regulatory approval. If the scheduled Reset Date is not a Business Day, it will be postponed to the following Business Day.
Cleanup Redemption:	The Issuer may redeem the notes, in its sole discretion, in whole, but not in part, at any time if 25% or less of the aggregate principal amount of notes originally issued on the Settlement Date remains outstanding at such time, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date.
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Business Days:	New York and T2
Eligible Liabilities Terms:	Waiver of right to set-off or net; no events of default; repurchase prior to maturity subject to regulatory approval; recognition of applicable Resolution Measures
Resolution Measures:	Holders of notes will be bound by and will be deemed irrevocably to consent to the imposition of any Resolution Measure (as defined under “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” in the Preliminary Pricing Supplement.
Listing:	None
Denominations:	Minimum denominations of $150,000 and integral multiples of $1,000 in excess thereof
ISIN:	US251526DD89
CUSIP:	251526DD8
Sole Book Runner:	Deutsche Bank Securities Inc.
Joint Lead Managers:	Barclays Capital Inc. Santander US Capital Markets LLC SG Americas Securities, LLC
Co-Managers:	Academy Securities, Inc. AmeriVet Securities, Inc. Blaylock Van, LLC Drexel Hamilton, LLC Independence Point Securities LLC
Settlement:	DTC and Euroclear/Clearstream
Calculation Agent:	Deutsche Bank AG, London Branch
Documentation:	SEC Registered
Governing Law:	New York Law, except as may otherwise be required by mandatory provisions of law and except with respect to the provisions relating to the ranking of the notes, which will be governed by and construed in accordance with the laws of the Federal Republic of Germany, including, in relation to such provisions, any determination of whether a Resolution Measure has been imposed on the Issuer.

Prohibition of Sales to EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Regulation .. The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales to UK Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (“FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

MiFID II Product Governance/Professional Investors and ECPs-only Target Market

The target market for the notes is eligible counterparties and professional clients, each as defined in MiFID II (all distribution channels, with appropriateness check) having (1) at least informed knowledge and/or experience with financial products, (2) a long-term investment horizon, (3) general capital formation/asset optimization as their investment objective, (4) no or only minor investment loss bearing capacity and (5) a medium risk tolerance.

UK MIFIR Product Governance/Professional Investors and ECPs-only Target Market

The target market for the notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("UK MiFIR") (all distribution channels, with appropriateness check) having (1) at least informed knowledge and/or experience with financial products, (2) a long-term investment horizon, (3) general capital formation/asset optimization as their investment objective, (4) no or only minor investment loss bearing capacity and (5) a medium risk tolerance.

UK Financial Promotions Regime

This term sheet is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-800-503-4611.

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